Press Release

Ahold announces                      > To decrease Ahold's outstanding
solicitation of offers                 indebtedness
to sell up to EUR 1bn                > To reduce annual net interest
equivalent of Bonds                    expense



  NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR
   ADDRESS IN THE UNITED STATES OR ITALY (SEE FULL OFFER RESTRICTIONS BELOW)


Amsterdam, The Netherlands, October 11, 2005 - Ahold Finance U.S.A., LLC ("Ahold Finance") and Koninklijke Ahold N.V. ("Koninklijke Ahold" and together with Ahold Finance, the "Companies") today announced Solicitations of offers to sell up to EUR 1,000,000,000 equivalent aggregate principal amount (subject to change by the Companies at any time) of Ahold Finance's outstanding GBP 500 million 6.50% Guaranteed Notes due 2017 and its outstanding EUR 600 million 5.875% Guaranteed Notes due 2012 and Koninklijke Ahold's outstanding EUR 1.5 billion 5.875% Notes due 2008 (together the "Notes").

The Solicitations are being made to decrease Koninklijke Ahold's outstanding consolidated indebtedness and to reduce the Companies' respective annual net interest expense. The Companies will use available cash to provide the total amount of funds required to purchase the Notes sought pursuant to the Solicitations and to pay all accrued and unpaid interest on such Notes. Koninklijke Ahold expects to incur a one time book loss under IFRS. The size of this loss is dependent on market conditions and will be charged as a financial expense in the fourth quarter accounts.

Solicitation Details

The Companies have invited all eligible holders of the Notes to offer to sell such Notes to Ahold Finance and Koninklijke Ahold, respectively, upon the terms and conditions contained in the Solicitation Memorandum dated October 11, 2005. The Companies will accept for purchase maximum amounts of the Notes at purchase prices based on tender spreads to the reference bonds, all as detailed below.


                                                                         2005039
Ahold [Graphic Omitted]
     www.ahold.com

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

------------------------------------------------------------------------------------------------------------------------------------
      Common            Aggregate                              Principal Amount
     Code/ISIN       Principal Amount                             subject to                                       Indicative Tender
Number of the Notes    Outstanding             Notes             Solicitation           Reference Bond               Spread Range
------------------------------------------------------------------------------------------------------------------------------------
    014028030/        GBP500,000,000       6.50 per cent.           Up to         4.75 per cent. UK Treasury         between 196 bps
   XS0140280305                         Guaranteed Notes due    GBP250,000,000    Gilt due September 7, 2015           and 201 bps
                                                2017                                 (ISIN: GB0033280339
                                                                                         Common Code:
                                                                                          017752952)
------------------------------------------------------------------------------------------------------------------------------------
    014028064/        EUR600,000,000      5.875 per cent.            Up to              Bundesrepublik               between 104 bps
   XS0140280644                         Guaranteed Notes due    EUR330,000,000    Deutschland 5.00 per cent.           and 109 bps
                                                2012                                 due January 4, 2012
                                                                                     (ISIN: DE0001135192
                                                                                         Common Code:
                                                                                          014105646)
------------------------------------------------------------------------------------------------------------------------------------
    012897359/       EUR1,500,000,000  5.875 per cent. Notes        Up to          OBL Series 142 3.00 per          between 47 bps
   XS0128973590                               due 2008          EUR300,000,000     cent. due April 11, 2008            and 52 bps
                                                                (which may be        (ISIN: DE0001141422
                                                               increased at the          Common Code:
                                                                  option of               016866261)
                                                              Koninklijke Ahold)
------------------------------------------------------------------------------------------------------------------------------------

 If Ahold Finance receives offers to sell representing aggregate principal amounts of 2017 Notes or 2012 Notes less than the target principal amounts of GBP 250,000,000 and EUR 330,000,000, respectively, Koninklijke Ahold will increase its target principal amount in respect of the 2008 Notes. If the aggregate principal amount of Notes offered for sale pursuant to the Solicitations exceeds the aggregate principal amount of the Notes that the Companies agree to accept for purchase, then all orders will be accepted on a pro rata basis as described in the Solicitation Memorandum.

 Key Dates
 Event                                                           Date/Time

  Launch of transaction ......................................   October 11, 2005

  Period during which Electronic Orders may be submitted by      From and including 9.00 a.m. CET on October 11, 2005
  Noteholders (the "Solicitation Period") ....................   up to and including 5.00 p.m. CET on October 19, 2005

  Announcement of final tender spreads .......................   October 17, 2005, prior to 12.00 midday CET

  Expiration Time ............................................   October 19, 2005, at 5.00 p.m. CET

  Announcement of results, any increase of the targeted          October 20, 2005, prior to 12.00 midday CET
  principal amount of the 2008 Notes purchased and any
  pro-ration of the 2017 Notes, the 2012 Notes and
  2008 Notes .................................................

  Pricing Time ...............................................   October 20, 2005, at or around 12.00 midday CET

  Anticipated Settlement Date ................................   October 24, 2005

Eligible holders of the Notes are advised to read carefully the Solicitation Memorandum for full details of and information on the procedures for participating in the Solicitations. BNP Paribas and JP Morgan are acting as Lead Dealer Managers. JP Morgan Chase Bank is acting as Tender Agent. Barclays Capital and Goldman Sachs are acting as Co-Dealer Managers on this transaction.


Ahold [Graphic Omitted]
     www.ahold.com

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


Requests for all information in relation to the Solicitations should be directed to the Lead Dealer Managers:

          Dealer Manager                                 Dealer Manager and Transaction Co-ordinator

            BNP PARIBAS                                          J.P. Morgan Securities Ltd.
        10 Harewood Avenue                                             125 London Wall
          London NW1 6AA                                               London EC2Y 5AJ
 Attention: Debt Restructuring Group                     Attention: Liability Management - John Cavanagh
 Email: debt.restructuring@bnpparibas.com                    Email:  john.cavanagh@jpmorgan.com
     Tel: +44 (0) 20 7595 8668                                     Tel: +44 (0) 20 7742 7506

Requests for information in relation to the offering to sell procedures should be directed to:

                                     The Tender Agent

                                 JPMorgan Chase Bank, N.A.
                                       Trinity Tower
                                   9 Thomas More Street
                                      London E1W 1YT
                                 Attention: Edmond Leedham
                           Email: edmond.f.leedham@jpmorgan.com
                                 Tel: +44 (0) 20 7777 9458

Ahold Press Office: +31 20 509 5343


Disclaimer
This press release does not constitute, or form part of, an offer to buy or the solicitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Solicitations are sought by this press release. The Solicitations are not being made to, and no offer to sell will be accepted from, or on behalf of, holders of securities in any jurisdiction in which the Solicitations are unlawful.

This release must be read in conjunction with the Solicitation Memorandum. This release and the Solicitation Memorandum contain important information, which should be read carefully before any decision, is made in relation to the Solicitations. If you are in any doubt as to the contents of this release or the Solicitation Memorandum or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.


Offer Restrictions


United Kingdom
The Solicitations are only being made to persons outside the United Kingdom, persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order.

United States

The Solicitations are not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Solicitation Memorandum and any related documents are not being and must not be mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Solicitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted.

Ahold [Graphic Omitted]
     www.ahold.com

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
Italy
The Solicitations are not being made in the Republic of Italy. The Solicitations and the Solicitation Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Solicitations are not available to them and they may not submit for offers to sell Notes in any Solicitation and, as such, any acceptance received from such persons shall be ineffective and void. Neither the Solicitation Memorandum nor any other solicitation material relating to the Solicitations, or the Notes may be distributed or made available in the Republic of Italy.


Belgium
In Belgium, the Solicitations will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2(0) of the Belgian royal decree of July 7,1999 on the public character of financial operations (the "Public Decree"), each acting on their own account. The Solicitation Memorandum has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financiere et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any solicitation in Belgium except as may otherwise be permitted by law.


France
The Solicitation Memorandum has not been submitted to the clearance procedures of the French Autorite des Marches Financiers. The Solicitations are not being made, directly or indirectly, by way of a public offering in France (appel public a l'epargne) and only providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or qualified investors (investisseurs qualifies), all as defined in Articles L.411-1, L.411-2 and D.411-1 of the French Code Monetaire et Financier are eligible to offer to sell Notes.

Ahold - Solicitation of Offers to Sell - Forward Looking Statements Notice Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, Expectations as to the success and timing of Ahold's Solicitation of offers to sell up to EUR 1,000,000,000 of outstanding Notes and the effects thereof, statements as to the expectation that available cash will be used to purchase the outstanding Notes, the expected decrease in Ahold's outstanding indebtedness and the expected reduction of annual net interest expense, statements as to Ahold's expectation of a one time book loss under IFRS to be charged as a financial expense and the timing thereof, statements as to Ahold's intention to increase the target principal amount of the 2008 Notes in the event that the offers to sell 2017 Notes and 2012 Notes are less than their respective target principal amounts and to accept orders on a pro rata basis with respect to any Notes in which offers to sell such Notes exceed the applicable target principal amounts, statements regarding certain key dates relating to the Solicitation, including the time frame of the Solicitation Period, the timing of the announcement of final tender spreads, results, increases in target principal amount of the 2008 Notes and any pro rata acceptances, the expected timing of the pricing and the settlement date. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, the behavior of other market participants and the actions of government regulators, unexpected IFRS treatment, unanticipated delays in making announcements relating to the Solicitation and difficulties in reaching or unanticipated delays with respect to the pricing, closing or settlement of the Solicitation. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Ahold [Graphic Omitted]
     www.ahold.com

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